Exhibit 99.15

FORM OF SUPPLEMENTAL DISCLOSURE FOR ITALY

      The following legend will be distributed to GM common stockholders resident in Italy as a supplement to the consent solicitation statement/prospectuses.

      This document has been prepared by GM, Hughes and News Corporation and contains information on the transactions therein described to enable each recipient to consider whether to cast his, her or its votes in favor of the proposals described in this document. Pursuant to such transactions, all GM Class H common stock will be redeemed and GM Class H common stockholders will receive Hughes common stock, as well as News Corporation Preferred ADSs and/or a US dollar amount.

      As indicated in this document, GM’s consent solicitation agent has established a telephone line to answer any questions from GM common stockholders regarding any of the transactions or how to complete and submit consent cards or to request additional copies of this document. However, due to local securities law restrictions, GM common stockholders resident in Italy will not be permitted to obtain information from the GM consent solicitation agent as described in this document.